SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                            Report of Foreign Private
                           Issuer Pursuant to Rule 13a
                              -16 or 15d -16 of the
                         Securities Exchange Act of 1934


        Report on Form 6-K the period from 25 March 2006 to 7 April 2006

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F _____
                                    ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


     Enclosures:

1. A notification dated 27 March 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 24 March 2006 the Company had 513,075,428 Ordinary shares in issue.
2. A notification dated 29 March 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 28 March 2006 the Company had 513,085,228 Ordinary shares in issue.

3. A notification dated 29 March 2006 advising that UBS AG have a 4.98% interest in the issued Ordinary share capital of the Company.
4. A notification dated 30 March 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 29 March 2006 the Company had 513,090,574 Ordinary shares in issue.
5. A notification dated 30 March 2006 advising that Credit Suisse have a 6.43% interest in the issued Ordinary share capital of the Company.
6. A notification dated 31 March 2006 advising that Deutsche Bank AG have a 4.17% interest in the issued Ordinary share capital of the Company.
7.   A notification dated 31 March 2006 in accordance with Rules 8.1(a) and (b)
     (i) of the City Code on Takeovers and Mergers advising of dealings by directors (together with their close relatives and related trusts) of The BOC Group plc and its subsidiaries and fellow subsidiaries and their associated companies.
8. A notification dated 3 April 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 31 March 2006 the Company had 513,092,059 Ordinary shares in issue.
9. A notification dated 3 April 2006 advising that UBS AG have a 5.00% interest in the issued Ordinary share capital of the Company.
10. A notification dated 4 April 2006 advising that Credit Suisse have a 7.00% interest in the issued Ordinary share capital of the Company.
11. A notification dated 5 April 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 4 April 2006 the Company had 513,103,353 Ordinary shares in issue.
12. A notification dated 5 April 2006 advising that UBS AG have a 4.69% interest in the issued Ordinary share capital of the Company.
13. A notification dated 6 April 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 5 April 2006 the Company had 513,135,869 Ordinary shares in issue.
14.  A notification dated 7 April 2006 in accordance with Rules 8.1(a) and (b)
     (i) of the City Code on Takeovers and Mergers advising of dealings by directors (together with their close relatives and related trusts) of The BOC Group plc and its subsidiaries and fellow subsidiaries and their associated companies.
15. A notification dated 7 April 2006 advising of a disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust
     (1995), of a total of 11,234 Ordinary shares in the Company in which the directors have a technical interest.
16. A notification dated 7 April 2006 advising that Deutsche Bank AG have a 3.84% interest in the issued Ordinary share capital of the Company.

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 27 MARCH 2006
                  AT 07.02 HRS UNDER REF: PRNUK-2703060650-EB67



27 March 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 24 March 2006 it had in issue 513,075,428 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 29 MARCH 2006
                  AT 07.00 HRS UNDER REF: PRNUK-2903060655-5045


29 March 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 28 March 2006 it had in issue 513,085,228 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 29 MARCH 2006
                  AT 13.43 HRS UNDER REF: PRNUK-2903061342-7766

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.    Name of company                                    2.  Name of shareholder having a major interest
-------------------------------------------------------------------------------------------------------------------------
      THE BOC GROUP plc                                      UBS AG
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.    Please state whether notification indicates that   4.  Name of the registered holder(s) and, if more than one
      it is in respect of holding of the shareholder         holder, the number of shares held by each of them
      named in 2 above or in respect of a
      non-beneficial interest or in the case of an
      individual holder if it is a holding of that
      person's spouse or children under the age of 18
-------------------------------------------------------------------------------------------------------------------------
      NOTIFICATION IN RESPECT OF A PARTY NAMED IN 2          UBS AG LONDON BRANCH - 24,238,483
      ABOVE                                                  UBS GLOBAL ASSET MANAGEMENT LIFE LTD - 1,306,796
                                                             UBS SECURITIES LLC - 5,840
                                                             UBS FINANCIAL SERVICES INC - 1,390
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.    Number of              6.  Percentage of issued    7.  Number of shares/amount   8.  Percentage of issued class
      shares/amount of           class                       of stock disposed
      stock acquired
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                   10. Date of transaction       11.  Date company informed
-------------------------------------------------------------------------------------------------------------------------
     ORDINARY SHARES OF 25P EACH                             27 MARCH 2006                  29 MARCH 2006
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification          13. Total percentage holding of issued class following this notification
------------------------------------------------------------------------------------------------------------------------
      25,552,509                                             4.98%
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
14.   Any additional information                         15. Name of contact and telephone number for queries

-------------------------------------------------------------------------------------------------------------------------
      IN A LETTER DATED 28 MARCH 2006, THE BOC GROUP         SARAH LARKINS
      plc HAS BEEN ADVISED THAT UBS AG HOLDS A 4.98%         ASSISTANT COMPANY SECRETARY
      (PREVIOUSLY 5.19%) INTEREST IN THE ORDINARY SHARE      01276 807383
      CAPITAL OF THE COMPANY.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16.   Name and signature of authorised company official responsible for making this notification

-------------------------------------------------------------------------------------------------------------------------
      SARAH LARKINS
-------------------------------------------------------------------------------------------------------------------------

Date of notification   29 MARCH 2006

-------------------------------------------------------------------------------------------------------------------------

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 30 MARCH 2006
                  AT 08.57 HRS UNDER REF: PRNUK-3003060856-537E



30 March 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 29 March 2006 it had in issue 513,090,574 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE ON 30 MARCH 2006 AT 14.56 HRS UNDER REF: PRNUK-3003061454-10C7



                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.    Name of company                                    2.  Name of shareholder having a major interest
-------------------------------------------------------------------------------------------------------------------------
      THE BOC GROUP plc                                      CREDIT SUISSE
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.    Please state whether notification indicates that   4.  Name of the registered holder(s) and, if more than one
      it is in respect of holding of the shareholder         holder, the number of shares held by each of them
      named in 2 above or in respect of a
      non-beneficial interest or in the case of an
      individual holder if it is a holding of that
      person's spouse or children under the age of 18
-------------------------------------------------------------------------------------------------------------------------
      NOTIFICATION IN RESPECT OF A PARTY NAMED IN 2          CREDIT SUISSE SECURITIES (EUROPE) LIMITED - 29,734,481
      ABOVE                                                  CREDIT SUISSE INTERNATIONAL - 3,278,000
                                                             CREDIT SUISSE SECURITIES (USA) LLC - 5,800
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.    Number of              6.  Percentage of issued    7.  Number of shares/amount   8.  Percentage of issued class
      shares/amount of           class                       of stock disposed
      stock acquired
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                   10. Date of transaction       11.  Date company informed
-------------------------------------------------------------------------------------------------------------------------
     ORDINARY SHARES OF 25P EACH                             27 MARCH 2006                  30 MARCH 2006
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification          13. Total percentage holding of issued class following this notification
------------------------------------------------------------------------------------------------------------------------
      33,018,281                                             6.43%
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
14.   Any additional information                         15. Name of contact and telephone number for queries

-------------------------------------------------------------------------------------------------------------------------
      IN A LETTER DATED 29 MARCH 2006, THE BOC GROUP         SARAH LARKINS
      plc HAS BEEN ADVISED THAT CREDIT SUISSE HOLDS A        ASSISTANT COMPANY SECRETARY
      6.43% (PREVIOUSLY 5.22%) INTEREST IN THE ORDINARY      01276 807383
      SHARE CAPITAL OF THE COMPANY.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16.   Name and signature of authorised company official responsible for making this notification

-------------------------------------------------------------------------------------------------------------------------
      SARAH LARKINS
-------------------------------------------------------------------------------------------------------------------------

Date of notification   30 MARCH 2006

-------------------------------------------------------------------------------------------------------------------------

THE BOC GROUP PLC ANNOUNCEMENT RELEASED TO A REGULATORY
INFORMATION SERVICE ON 31 MARCH 2006 AT 11.33 HRS UNDER REF:
PRNUK-3103061131-6A5A

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.    Name of company                                    2.  Name of shareholder having a major interest
-------------------------------------------------------------------------------------------------------------------------
      THE BOC GROUP plc                                      DEUTSCHE BANK AG
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.    Please state whether notification indicates that   4.  Name of the registered holder(s) and, if more than one
      it is in respect of holding of the shareholder         holder, the number of shares held by each of them
      named in 2 above or in respect of a
      non-beneficial interest or in the case of an
      individual holder if it is a holding of that
      person's spouse or children under the age of 18
-------------------------------------------------------------------------------------------------------------------------
      NOTIFICATION IN RESPECT OF A PARTY NAMED IN 2          SEE ADDITIONAL INFORMATION.
      ABOVE.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.    Number of              6.  Percentage of issued    7.  Number of shares/amount   8.  Percentage of issued class
      shares/amount of           class                       of stock disposed
      stock acquired
------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                   10. Date of transaction       11.  Date company informed
-------------------------------------------------------------------------------------------------------------------------
     ORDINARY SHARES OF 25P EACH                             30 MARCH 2006                  31 MARCH 2006
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification          13. Total percentage holding of issued class following this notification
-------------------------------------------------------------------------------------------------------------------------
      21,384,134                                             4.17%
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
14.   Any additional information                         15. Name of contact and telephone number for queries

-------------------------------------------------------------------------------------------------------------------------
      IN A LETTER DATED 30 MARCH 2006, THE BOC GROUP         SARAH LARKINS
      plc HAS BEEN ADVISED THAT DEUTSCHE BANK AG HOLDS       ASSISTANT COMPANY SECRETARY
      A 4.17% (PREVIOUSLY 3.21%) INTEREST IN THE             01276 807383
      ORDINARY SHARE CAPITAL OF THE COMPANY.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16.   Name and signature of authorised company official responsible for making this notification

-------------------------------------------------------------------------------------------------------------------------
      SARAH LARKINS
-------------------------------------------------------------------------------------------------------------------------

Date of notification   31 MARCH 2006

-------------------------------------------------------------------------------------------------------------------------

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 31 MARCH 2006
                  AT 14.53 HRS UNDER REF: PRNUK-3103061450-CEE0


                                                                        FORM 8.1

           DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                   FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
       (Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1.   KEY INFORMATION

-----------------------------------------------------------------------------------------------------------
Name of person dealing (Note 1)                        Robert WOWK
-----------------------------------------------------------------------------------------------------------
Company dealt in                                       The BOC Group plc
-----------------------------------------------------------------------------------------------------------
Class of relevant security to which the dealings       Ordinary Shares of 25 pence each
being disclosed relate (Note 2)
-----------------------------------------------------------------------------------------------------------
Date of dealing                                        17 March 2006
-----------------------------------------------------------------------------------------------------------


2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

-----------------------------------------------------------------------------------------------------------
                                                    Long                 |              Short
-----------------------------------------------------------------------------------------------------------
                                      Number                         (%) |  Number                      (%)
-----------------------------------------------------------------------------------------------------------

(1) Relevant securities                              N/A                 |              N/A
-----------------------------------------------------------------------------------------------------------
(2) Derivatives (other than options)                 N/A                 |              N/A
-----------------------------------------------------------------------------------------------------------
(3) Options and agreements to                        N/A                 |              N/A
purchase/sell                                                            |
-----------------------------------------------------------------------------------------------------------
Total                                                N/a                 |              N/A
-----------------------------------------------------------------------------------------------------------

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

-----------------------------------------------------------------------------------------------------------
Class of relevant security:                         Long                 |             Short
-----------------------------------------------------------------------------------------------------------
                                      Number                         (%) |  Number                      (%)
-----------------------------------------------------------------------------------------------------------
(1) Relevant securities                              N/A                 |              N/A
-----------------------------------------------------------------------------------------------------------
(2) Derivatives (other than options)                 N/A                 |              N/A
-----------------------------------------------------------------------------------------------------------
(3) Options and agreements to                        N/A                 |              N/A
purchase/sell                                                            |
-----------------------------------------------------------------------------------------------------------
Total                                                N/A                 |              N/A
-----------------------------------------------------------------------------------------------------------

                                                                    Page 9 of 25

(c)  Rights to subscribe (Note 3)

--------------------------------------------------------------------------------
Class of relevant security:                            Details
--------------------------------------------------------------------------------

Ordinary Shares of 25 pence each                       49,143
--------------------------------------------------------------------------------

3.   DEALINGS (Note 4)

(a)  Purchases and sales

--------------------------------------------------------------------------------
Purchase/sale          Number of securities            Price per unit (Note 5)

--------------------------------------------------------------------------------
Sale                   6,488                           1550p

--------------------------------------------------------------------------------

(b)  Derivatives transactions (other than options)

--------------------------------------------------------------------------------
Product name,      Long/short (Note 6)    Number of securities   Price per unit
e.g. CFD                                  (Note 7)               (Note 5)
--------------------------------------------------------------------------------
N/A
--------------------------------------------------------------------------------

(c)  Options transactions in respect of existing securities

     (i)  Writing, selling, purchasing or varying

-----------------------------------------------------------------------------------------------------------
Product name,     Writing,       Number of      Exercise       Type, e.g.     Expiry         Option money
e.g. call option  selling,       securities     price          American,      date           paid/
                  purchasing,    to which the                  European etc.                 received per
                  varying etc.   option                                                      unit (Note 5)
                                 relates
                                 (Note 7)
-----------------------------------------------------------------------------------------------------------
N/A               N/A            N/A            N/A            N/A            N/A            N/A
-----------------------------------------------------------------------------------------------------------

(ii) Exercising

-----------------------------------------------------------------------------------------------------------
Product name, e.g. call option        Number of securities               Exercise price per unit (Note 5)
-----------------------------------------------------------------------------------------------------------
Award (LTIP)                          6,488                              Nil
-----------------------------------------------------------------------------------------------------------

(d)  Other dealings (including new securities) (Note 4)

-----------------------------------------------------------------------------------------------------------
Nature of transaction (Note 8)        Details                            Price per unit (if applicable)
                                                                         (Note 5)
-----------------------------------------------------------------------------------------------------------
N/A                                   N/A                                N/A
-----------------------------------------------------------------------------------------------------------

4.   OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives


--------------------------------------------------------------------------------
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
--------------------------------------------------------------------------------
None
--------------------------------------------------------------------------------

Is a Supplemental Form 8 attached? (Note 9)                            NO

-----------------------------------------------------------------------------------------------------------
Date of disclosure                                     31 March 2006
-----------------------------------------------------------------------------------------------------------
Contact name                                           Carol Hunt
-----------------------------------------------------------------------------------------------------------
Telephone number                                       01276 807759
-----------------------------------------------------------------------------------------------------------
Name of offeree/offeror with which associated          The BOC Group plc
-----------------------------------------------------------------------------------------------------------
Specify category and nature of associate status        Category (3) - directors (together with their
(Note 10)                                              close relatives and related trusts) of The BOC
                                                       Group plc and its subsidiaries and fellow
                                                       subsidiaries and their associated companies
-----------------------------------------------------------------------------------------------------------


Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
---------------------------

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 3 APRIL 2006
                  AT 07.00 HRS UNDER REF: PRNUK-0304060650-DB50



3 April 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 31 March 2006 it had in issue 513,092,059 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 3 APRIL 2006
                  AT 11.13 HRS UNDER REF: PRNUK-0304061111-8BCC

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.    Name of company                                    2.  Name of shareholder having a major interest
-------------------------------------------------------------------------------------------------------------------------
      THE BOC GROUP plc                                      UBS AG
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.    Please state whether notification indicates that   4.  Name of the registered holder(s) and, if more than one
      it is in respect of holding of the shareholder         holder, the number of shares held by each of them
      named in 2 above or in respect of a
      non-beneficial interest or in the case of an
      individual holder if it is a holding of that
      person's spouse or children under the age of 18
-------------------------------------------------------------------------------------------------------------------------
      NOTIFICATION IN RESPECT OF A PARTY NAMED IN 2          UBS AG LONDON BRANCH - 24,351,435
      ABOVE                                                  UBS GLOBAL ASSET MANAGEMENT LIFE LTD - 1,306,796
                                                             UBS SECURITIES LLC - 2,000
                                                             UBS FINANCIAL SERVICES INC - 1,390
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.    Number of              6.  Percentage of issued    7.  Number of shares/amount   8.  Percentage of issued class
      shares/amount of           class                       of stock disposed
      stock acquired
------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                   10. Date of transaction       11.  Date company informed
-------------------------------------------------------------------------------------------------------------------------
     ORDINARY SHARES OF 25P EACH                             29 MARCH 2006                  3 APRIL 2006
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification          13. Total percentage holding of issued class following this notification
-------------------------------------------------------------------------------------------------------------------------
      25,661,621                                             5.00%
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
14.   Any additional information                         15. Name of contact and telephone number for queries

-------------------------------------------------------------------------------------------------------------------------
      IN A LETTER DATED 31 MARCH 2006, THE BOC GROUP         SARAH LARKINS
      plc HAS BEEN ADVISED THAT UBS AG HOLDS A 5.00%         ASSISTANT COMPANY SECRETARY
      (PREVIOUSLY 4.98%) INTEREST IN THE ORDINARY SHARE      01276 807383
      CAPITAL OF THE COMPANY.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16.   Name and signature of authorised company official responsible for making this notification

-------------------------------------------------------------------------------------------------------------------------
      SARAH LARKINS
-------------------------------------------------------------------------------------------------------------------------

Date of notification   3 APRIL 2006

-------------------------------------------------------------------------------------------------------------------------

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 4 APRIL 2006
                  AT 10.44 HRS UNDER REF: PRNUK-0404061043-1EC9


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.    Name of company                                    2.  Name of shareholder having a major interest
------------------------------------------------------------------------------------------------------------------------
      THE BOC GROUP plc                                      CREDIT SUISSE
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.    Please state whether notification indicates that   4.  Name of the registered holder(s) and, if more than one
      it is in respect of holding of the shareholder         holder, the number of shares held by each of them
      named in 2 above or in respect of a
      non-beneficial interest or in the case of an
      individual holder if it is a holding of that
      person's spouse or children under the age of 18
-------------------------------------------------------------------------------------------------------------------------
      NOTIFICATION IN RESPECT OF A PARTY NAMED IN 2          CREDIT SUISSE SECURITIES (EUROPE) LIMITED - 32,643,646
      ABOVE                                                  CREDIT SUISSE INTERNATIONAL - 3,278,000
                                                             CREDIT SUISSE SECURITIES (USA) LLC - 5,800
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.    Number of              6.  Percentage of issued    7.  Number of shares/amount   8.  Percentage of issued class
      shares/amount of           class                       of stock disposed
      stock acquired
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                   10. Date of transaction       11.  Date company informed
-------------------------------------------------------------------------------------------------------------------------
     ORDINARY SHARES OF 25P EACH                             29 MARCH 2006                  4 APRIL 2006
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification          13. Total percentage holding of issued class following this notification
-------------------------------------------------------------------------------------------------------------------------
      35,927,446                                             7.00%
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
14.   Any additional information                         15. Name of contact and telephone number for queries

-------------------------------------------------------------------------------------------------------------------------
      IN A LETTER DATED 31 MARCH 2006, THE BOC GROUP         CAROL HUNT
      plc HAS BEEN ADVISED THAT CREDIT SUISSE HOLDS A        DEPUTY COMPANY SECRETARY
      7.00% (PREVIOUSLY 6.43%) INTEREST IN THE ORDINARY      01276 807759
      SHARE CAPITAL OF THE COMPANY.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16.   Name and signature of authorised company official responsible for making this notification

-------------------------------------------------------------------------------------------------------------------------
      CAROL HUNT
-------------------------------------------------------------------------------------------------------------------------

Date of notification  4 APRIL 2006

-------------------------------------------------------------------------------------------------------------------------

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 5 APRIL 2006
                  AT 07.01 HRS UNDER REF: PRNUK-0504060654-4AB1


5 April 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 4 April 2006 it had in issue 513,103,353 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 5 APRIL 2006
                  AT 18.11 HRS UNDER REF: PRNUK-0504061809-771D

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.    Name of company                                    2.  Name of shareholder having a major interest
-------------------------------------------------------------------------------------------------------------------------
      THE BOC GROUP plc                                      UBS AG
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.    Please state whether notification indicates that   4.  Name of the registered holder(s) and, if more than one
      it is in respect of holding of the shareholder         holder, the number of shares held by each of them
      named in 2 above or in respect of a
      non-beneficial interest or in the case of an
      individual holder if it is a holding of that
      person's spouse or children under the age of 18
-------------------------------------------------------------------------------------------------------------------------
      NOTIFICATION IN RESPECT OF A PARTY NAMED IN 2          UBS AG LONDON BRANCH - 22,697,161
      ABOVE                                                  UBS GLOBAL ASSET MANAGEMENT LIFE LTD - 1,371,487
                                                             UBS SECURITIES LLC - 1,920
                                                             UBS FINANCIAL SERVICES INC - 1,390
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.    Number of              6.  Percentage of issued    7.  Number of shares/amount   8.  Percentage of issued class
      shares/amount of           class                       of stock disposed
      stock acquired
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                   10. Date of transaction       11.  Date company informed
-------------------------------------------------------------------------------------------------------------------------
     ORDINARY SHARES OF 25P EACH                             31 MARCH 2006                  5 APRIL 2006
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification          13. Total percentage holding of issued class following this notification
-------------------------------------------------------------------------------------------------------------------------
      24,071,958                                             4.69%
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
14.   Any additional information                         15. Name of contact and telephone number for queries

-------------------------------------------------------------------------------------------------------------------------
      IN A LETTER DATED 3 APRIL 2006, THE BOC GROUP plc      SARAH LARKINS
      HAS BEEN ADVISED THAT UBS AG HOLDS A 4.69%             ASSISTANT COMPANY SECRETARY
      (PREVIOUSLY 5.00%) INTEREST IN THE ORDINARY SHARE      01276 807383
      CAPITAL OF THE COMPANY.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16.   Name and signature of authorised company official responsible for making this notification

-------------------------------------------------------------------------------------------------------------------------
      SARAH LARKINS
-------------------------------------------------------------------------------------------------------------------------

Date of notification   5 APRIL 2006

-------------------------------------------------------------------------------------------------------------------------

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 6 APRIL 2006
                  AT 08.57 HRS UNDER REF: PRNUK-0604060856-6CCD



6 April 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 5 April 2006 it had in issue 513,135,869 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 7 APRIL 2006
                  AT 13.41 HRS UNDER REF: PRNUK-0704061338-166C

                                                                        FORM 8.1

           DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                   FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
       (Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1.   KEY INFORMATION

-----------------------------------------------------------------------------------------------------------
Name of person dealing (Note 1)                        See attached Schedule
-----------------------------------------------------------------------------------------------------------
Company dealt in                                       The BOC Group plc
-----------------------------------------------------------------------------------------------------------
Class of relevant security to which the dealings       Ordinary Shares of 25 pence each
being disclosed relate (Note 2)
-----------------------------------------------------------------------------------------------------------
Date of dealing                                        See attached Schedule
-----------------------------------------------------------------------------------------------------------


2.   INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

-----------------------------------------------------------------------------------------------------------
                                                    Long                               Short

-----------------------------------------------------------------------------------------------------------
                                      Number                    (%)      Number                      (%)
-----------------------------------------------------------------------------------------------------------

(1) Relevant securities                     See attached Schedule              See attached Schedule

-----------------------------------------------------------------------------------------------------------
(2) Derivatives (other than options)                 N/A                                N/A

-----------------------------------------------------------------------------------------------------------
(3) Options and agreements to                        N/A                                N/A
purchase/sell

-----------------------------------------------------------------------------------------------------------
Total                                       See attached Schedule              See attached Schedule

-----------------------------------------------------------------------------------------------------------

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

-----------------------------------------------------------------------------------------------------------
Class of relevant security:                         Long                               Short

-----------------------------------------------------------------------------------------------------------
                                      Number                    (%)      Number                      (%)
-----------------------------------------------------------------------------------------------------------
(1) Relevant securities                              N/A                                N/A

-----------------------------------------------------------------------------------------------------------
(2) Derivatives (other than options)                 N/A                                N/A

-----------------------------------------------------------------------------------------------------------
(3) Options and agreements to                        N/A                                N/A
purchase/sell

-----------------------------------------------------------------------------------------------------------
Total                                                N/A                                N/A

-----------------------------------------------------------------------------------------------------------

                                                                   Page 18 of 25

(c)  Rights to subscribe (Note 3)

--------------------------------------------------------------------------------
Class of relevant security:                Details
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Ordinary Shares of 25 pence each           See attached Schedule
--------------------------------------------------------------------------------

3.   DEALINGS (Note 4)

(a)  Purchases and sales

--------------------------------------------------------------------------------
Purchase/sale                  Number of securities     Price per unit (Note 5)
--------------------------------------------------------------------------------
See attached Schedule
--------------------------------------------------------------------------------

(b)  Derivatives transactions (other than options)

--------------------------------------------------------------------------------
Product name,      Long/short (Note 6)   Number of securities    Price per unit
e.g. CFD                                 (Note 7)                (Note 5)
--------------------------------------------------------------------------------
N/A
------------------------------------------------------ -------------------------

(c)  Options transactions in respect of existing securities

(i)  Writing, selling, purchasing or varying

-----------------------------------------------------------------------------------------------------------
Product name,     Writing,       Number of      Exercise       Type, e.g.     Expiry         Option money
e.g. call option  selling,       securities     price          American,      date           paid/
                  purchasing,    to which the                  European etc.                 received per
                  varying etc.   option                                                      unit (Note 5)
                                 relates
                                 (Note 7)
-----------------------------------------------------------------------------------------------------------
N/A               N/A            N/A            N/A            N/A            N/A            N/A
-----------------------------------------------------------------------------------------------------------

(ii) Exercising

-----------------------------------------------------------------------------------------------------------
Product name, e.g. call option        Number of securities               Exercise price per unit (Note 5)
-----------------------------------------------------------------------------------------------------------
See attached Schedule                 N/A                                N/A

-----------------------------------------------------------------------------------------------------------

(d)  Other dealings (including new securities) (Note 4)

--------------------------------------------------------------------------------
Nature of transaction (Note 8)   Details          Price per unit (if applicable)
                                                 (Note 5)
--------------------------------------------------------------------------------
N/A                              N/A              N/A
--------------------------------------------------------------------------------

4.   OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives


--------------------------------------------------------------------------------
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
--------------------------------------------------------------------------------
None
--------------------------------------------------------------------------------


Is a Supplemental Form 8 attached? (Note 9)                            NO

-----------------------------------------------------------------------------------------------------------
Date of disclosure                                     7 April 2006

-----------------------------------------------------------------------------------------------------------
Contact name                                           Carol Hunt
-----------------------------------------------------------------------------------------------------------
Telephone number                                       01276 807759
-----------------------------------------------------------------------------------------------------------
Name of offeree/offeror with which associated          The BOC Group plc
-----------------------------------------------------------------------------------------------------------
Specify category and nature of associate status        Category (3) - directors (together with their
(Note 10)                                              close relatives and related trusts) of The BOC
                                                       Group plc and its subsidiaries and fellow
                                                       subsidiaries and their associated companies
-----------------------------------------------------------------------------------------------------------


Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
---------------------------

                                    SCHEDULE
                     Form 8.1 Aggregated Dealings Disclosure
          For category 3 associates the period 1 April to 7 April 2006
Part A - Purchases and Sales

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                           Resultant holding of
                                                                                                           shares
                                                                                                           (excl. shares under
Name                             Date of dealing   Purchase/Sale      Number of shares   Price ((pound))   option)

                                                                                                           Number              %
------------------------------------------------------------------------------------------------------------------------------------

Emslie Brian Simpson             5 April 2006      Sale               1,286              1550p             11,743        0.002
------------------------------------------------------------------------------------------------------------------------------------
Donovan Gerald                   4 April 2006      Purchase (SAYE)    357                894p              1,586         0.0003
------------------------------------------------------------------------------------------------------------------------------------
Ormrod Stephen Ellis             30 March 2006     Transfer           11,171             Nil               11,273        0.002
------------------------------------------------------------------------------------------------------------------------------------
Rice Anthony                     4 April 2006      Purchase (SAYE)    525                698p              535           0.0001
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

Part B - Exercising Options

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                           Resultant holding of
                                                   Product name       Number of shares   Exercise          shares under option
Name                             Date of exercise  (e.g.              acquired           price ((pound))   Number            %
                                                   option/award)                         per share

-----------------------------------------------------------------------------------------------------------------------------------
Donovan Gerald                   4 April 2006      Option (SAYE)      357                894p            8,128        0.0015
-----------------------------------------------------------------------------------------------------------------------------------
Rice Anthony                     4 April 2006      Option (SAYE)      525                698p            5,432        0.001
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 7 APRIL 2006
                  AT 16.23 HRS UNDER REF: PRNUK-0704061622-4D23



7 April 2006

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 7 April 2006 of 11,234 Ordinary shares of 25p each in the Company at an average exercise price of 947p per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 11,234 Ordinary shares, the Trustee now holds 4,284,391 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,284,391 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                      INFORMATION SERVICE ON 7 APRIL 2006
                  AT 16.32 HRS UNDER REF: PRNUK-0704061630-F7BE


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.    Name of company                                    2.  Name of shareholder having a major interest
-------------------------------------------------------------------------------------------------------------------------
      THE BOC GROUP plc                                      DEUTSCHE BANK AG
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.    Please state whether notification indicates that   4.  Name of the registered holder(s) and, if more than one
      it is in respect of holding of the shareholder         holder, the number of shares held by each of them
      named in 2 above or in respect of a
      non-beneficial interest or in the case of an
      individual holder if it is a holding of that
      person's spouse or children under the age of 18
-------------------------------------------------------------------------------------------------------------------------
      NOTIFICATION IN RESPECT OF A PARTY NAMED IN 2          SEE ADDITIONAL INFORMATION.
      ABOVE.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.    Number of              6.  Percentage of issued    7.  Number of shares/amount   8.  Percentage of issued class
      shares/amount of           class                       of stock disposed
      stock acquired
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                   10. Date of transaction       11.  Date company informed
-------------------------------------------------------------------------------------------------------------------------
     ORDINARY SHARES OF 25P EACH                             7 APRIL 2006                   7 APRIL 2006
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification          13. Total percentage holding of issued class following this notification
-------------------------------------------------------------------------------------------------------------------------
      19,690,490                                             3.84%
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
14.   Any additional information                         15. Name of contact and telephone number for queries

-------------------------------------------------------------------------------------------------------------------------
      IN A LETTER DATED 7 APRIL 2006, THE BOC GROUP plc      CAROL HUNT
      HAS BEEN ADVISED THAT DEUTSCHE BANK AG HOLDS A         DEPUTY COMPANY SECRETARY
      3.84% (PREVIOUSLY 4.17%) INTEREST IN THE ORDINARY      01276 807759
      SHARE CAPITAL OF THE COMPANY.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16.   Name and signature of authorised company official responsible for making this notification

-------------------------------------------------------------------------------------------------------------------------
      CAROL HUNT
-------------------------------------------------------------------------------------------------------------------------

Date of notification   7 APRIL 2006

-------------------------------------------------------------------------------------------------------------------------

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:  April 11, 2006



                                         By:   /s/  Sarah Larkins
                                              -----------------------------
                                              Name:  Sarah Larkins
                                              Title: Assistant Company Secretary